Trevor D. Wind Direct Dial: 804.823.4037 Direct Fax: 804.823.4099 twind@kv-legal.com

August 29, 2018

VIA EDGAR AND FEDEX OVERNIGHT

Erin E. Martin, Esq.

Legal Branch Chief

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3233

100 F Street, N.E.,

Washington, DC 20549

Re:	Medalist Diversified REIT, Inc.

Registration Statement on Form S-11

Filed August 29, 2018

CIK No. 0001654595

Dear Ms. Martin:

On behalf of Medalist Diversified REIT, Inc., a Maryland corporation (the “Issuer”), I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated August 22, 2018 (the “Comment Letter”) to the Issuer’s Amendment No. 1 to its Draft Registration Statement on Form S-11 filed on August 1, 2018 (the “Registration Statement”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. This letter is being submitted contemporaneously with the filing of a revised Registration Statement (the “Revised Registration Statement”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Certain capitalized terms set forth in this letter are used as defined in the Revised Registration Statement.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

For the Staff’s ease of review, we have also provided two clean copies of the Revised Registration Statement, and two copies to show changes against the Registration Statement. All page references in the responses are to pages of the clean copy of the Revised Registration Statement.

Commission’s Comment 1. We note your response to comment 1. Please disclose the actual compensation paid to your manger for both the last fiscal year and current year to date for each of the fee types disclosed on pages 9 – 10 as well as any accrued but unpaid compensation.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on pages 9, 10, 88 and 89.

Commission’s Comment 2. We note your response to comment 7 and reissue our comment in part. For each distribution amount, please disclose the total amount paid each quarter, and the amount of each source used to fund the distribution payments, including borrowing and proceeds.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on pages 11, 49 and 100.

Richmond Office | 1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000

Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

August 29, 2018

The Issuer respectfully believes that the revisions to the Registration Statement contained in the Revised Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours, /s/ Trevor D. Wind Trevor D. Wind

cc:	Thomas G. Voekler, Esq. (via electronic mail)

T. Rhys James, Esq. (via electronic mail)

Thomas E. Messier (via electronic mail)

Enclosures